SPACEHAB, Inc.

12130 Highway 3, Bldg. 1

Webster, Texas 77598-1504

1.713.558.5000

fax:  1.713.558.5960

www.spacehab.com

December 4, 2007

Mr. Doug Jones

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3561

RE:	SPACEHAB, Incorporated
Form 10-K for the Year Ended June 30, 2007
File Number: 000-27206

Dear Mr. Jones:

We are in receipt of your comment letter dated November 14, 2007 regarding the above filing and, in response, submit the following information for your consideration.

Form 10-K for the Year Ended June 30, 2007

Item 7. Management’s Discussion and Analysis

Critical Accounting Policies

Revenue Recognition

1.               Our Astrotech payload-processing subsidiary has a firm fixed price contract, with United Launch Alliance (“ULA”), assignee from Lockheed Martin Corporation. Under the terms of this contract, Astrotech agrees to process up to as many missions as ULA has to process but Astrotech is reimbursed for at least four missions annually and in return receives a per mission payment as missions are processed. If no missions are processed during the year, ULA reimburses Astrotech for the four guaranteed missions in December of the applicable year. Additionally, ULA reimburses Astrotech quarterly for a “reservation” fee for certain designated areas within the Astrotech facilities for their use only. Any additional services or missions beyond the agreed four missions annually are recognized as revenue if and when such additional services are rendered. Lockheed Martin, now ULA, is assigned dedicated payload processing bays, including storage facilities, at Astrotech’s payload processing facility. Astrotech provides relatively constant services in support of such dedicated facilities regardless of the number of missions actually processed. Essentially all of the processing activities are performed by

ULA provided personnel. As such, the revenue is essentially fixed annually and ratable to the periods during the year.

Our Sea Launch contract provides for relatively fixed services throughout the year as well, however, under the Sea Launch contract Astrotech is paid a fixed per mission fee only upon the completion of a mission by the customer. There is no minimum number of missions and no guarantee of revenue under this contract. As such, the revenue is deemed earned upon the completion of each mission, thus under the completed contract method of revenue recognition. As noted on page 36, we did not receive revenues under the Sea Launch contract during the period of repair to their floating platform, but we continued to staff and operate the land facilities.

Consolidated Statements of Cash Flows

2.               As noted in our disclosure on page 47, we received payments from a government agency that we classified as restricted. The restriction on the cash received in this situation is that such proceeds be used to build a building, an investment activity. The building will be owned and operated by our Astrotech subsidiary. We agree with your interpretation that the restriction refers only to use of the funds, but, since that restriction is that the funds be used in an investment activity, we believe classification in the investing activity section of the cash flow statement is consistent with paragraph 14 of FAS 95. In this unique situation, the cash disbursed from the restricted cash account will not pass through cash used in investing activities (capital expenditures) since that cash is being pre-paid by the government agency funding the building. As a result, the building will be an asset of the Company, but will have a zero accounting basis.

Notes to Consolidated Financial Statements, page 47

Note 2, Summary of Significant Accounting Policies, page 48

Property and Equipment, page 49

3.               Prior to the loss of the Space Shuttle Challenger in January of 1986, all satellite and spacecraft launches in the United States were performed at government facilities. This policy precluded private industry and private investment from involvement in this industry. The shuttle disaster brought attention to the U.S. space policy and President Reagan in 1988 announced a new initiative that would be conducive to commercial launch ventures by providing a favorable government policy that mandated NASA to not be involved in commercial launch services unless the case can be made for specific national security or foreign policy reasons.

Astrotech was founded to provide commercial pre-launch facilities to be used in place of the government facilities. Astrotech operates essentially the only commercial pre-launch facilities at each of the major domestic launch sites. Our reported $26.8 million backlog in June represents missions scheduled for launch and for which use of our pre-launch facilities has been reserved. In addition we have entered into contracts with NASA for Indefinite Delivery, Indefinite Quantity (IDIQ) missions that could result in as much as $10 million and $35 million in additional backlog. We believe that our competitive position and dominance in the market will continue to result in attracting future pre-launch business for Astrotech.

We include the risk disclosure noted on page 13 because there is always a possibility that another change in government policy could occur that would reduce the competitive value of our facilities near the launch sites. Over the past decade the domestic commercial space program has declined due to the subsidies given by foreign governments to our competitors in other countries. The U.S. government could however reverse this by enacting aggressive subsidies here domestically. Our impairment analysis acknowledges these risks and is based on the continuation of existing government regulation and policy for commercial space commerce.

In regards to our impairment and FAS 144 analysis, we have concluded that the cash flows expected to be generated from the operation of these facilities will exceed their carrying value, thereby eliminating the need for any impairment disclosure. These cash flows will result from the backlog currently on the books in addition to future contract awards.

4.               Of the 84% of fiscal year 2007 revenues referred to as generated from U.S. government contracts, 65% were generated by our space shuttle module operations included in our SPACEHAB Flight Services business unit. These revenues resulted from use of our space shuttle module assets and services provided in preparing and operating these assets on space shuttle missions. We recognized that the final mission under contract before the scheduled retirement of the space shuttle fleet in 2010 was completed in August 2007 and recognized an impairment of essentially the entire remaining book value of our modules and the payload processing facilities relating to our space shuttle operations in our fiscal year 2007 results.

Our Astrotech payload processing facilities, however, do not support space shuttle activities and serve an entirely different market. Even though we provide services to NASA, among other customers, at our Astrotech facilities, the services provided relate to satellite and spacecraft pre-launch services from science and exploration activities of NASA and not the space shuttle and International Space Station activities served by our SPACEHAB Flight Services business unit. The Astrotech facilities are significant structures, including land and related improvements; typical of long lived assets. As discussed in item 3 above, we believe the domestic commercial satellite industry will continue to exist for the foreseeable future given conservative market projections and that U.S. government law and policy will not significantly alter the role of commercial enterprise in supporting this industry.

Supporting the assumptions above as to our Astrotech payload processing facilities, we currently have long-term contracts in place with ULA, Sea Launch, and NASA. In addition, as discussed in item 2 above, we are constructing a major payload processing facility at Vandenberg Air Force Base, California on behalf of the National Reconnaissance Office in support of a series of satellite launches in development by that agency. Currently, the United States has only two operable heavy lift launch vehicles, the

Lockheed Martin Atlas V, and the Boeing Delta VI, capable of launching large commercial satellites and requiring the payload processing facilities operated by Astrotech. While operating the only capable facilities for servicing these launch vehicles in what is projected to be a stable future market, we believe the expectation of employing our Astrotech payload processing facilities for the extent of their estimated operating lives is appropriate. The specific facilities consist of a range of buildings and facility improvements with a corresponding range of estimated operable lives.

Revenue Recognition, page 50

5.               Our SPACEHAB Flight Services business unit provides integral assets and services to NASA on specific scheduled space shuttle missions. NASA plans and schedules each space shuttle mission years in advance, employing detailed time lines and milestones. Our space shuttle activities parallel this detailed scheduling with program initiation made upon formal notice by NASA and scheduled detailed deliverables throughout the mission. When the mission schedule changes, our firm fixed mission price is adjusted for a cost based “equitable adjustment” to compensate for additional costs encountered. Our “output” is measured by successfully meeting a deliverable such as completing a testing requirement, installation of the module into the bay of the space shuttle or completion of some other defined activity that cannot be quantified as a reliable measure of output. We determined, therefore, that costs incurred represent the best measure of output for revenue recognition in our space shuttle activities.

As required under paragraph 51 of SOP 81-1, we continue to review and validate our use of cost as a measure of output for revenue recognition. In the initial years after the loss of the space shuttle Columbia our flight services revenue was primarily cost based under the “equitable adjustment” provisions of our contract for future missions being delayed. As the missions moved from standby to active preparation, the significant difference became subcontracted work towards milestones. In each situation, we determined that cost provided the best measure of output.

6.               We discussed our ULA contract in item 1 above and refer to that discussion here as well. This contract, originally with Lockheed Martin, was entered into in 2002 along with a parallel contract with the Boeing Corporation in support of the construction of a new payload processing facility at our Astrotech Florida facility to be used exclusively by Lockheed Martin and Boeing. The contract terms provided for fixed quarterly payments from both Lockheed Martin and Boeing that were to be made directly to SunTrust Bank, the mortgage holder on the new building. Lockheed Martin and Boeing were each assigned exclusive areas within the building, including storage and support areas. Astrotech was responsible for maintaining the building, providing utilities and support services. When Lockheed Martin or Boeing scheduled delivery of a satellite for processing, they were responsible for providing all technical personnel, computers and service equipment and for managing the processing activity. The contracts did provide for supplemental charges if the customer were to process more that the contracted number of missions in a year or for specific additional services, if needed. Boeing subsequently prepaid their guaranteed obligations under the contract and exited from the commercial satellite launch business, and we applied the proceeds from Boeing to the mortgage on the building.

Under our ULA contract we continue to receive four quarterly fixed payments (the mortgage is now paid off) and we continue to provide specific facilities to our customer for their exclusive use. The contract provides an excess mission charge for missions in excess of four annually. In recent years and in the foreseeable future, we do not anticipate that our customer will utilize the full minimum of four missions. Our required level of support is consistent throughout the year since we are obligated to maintain essentially the same level of support with or without a mission, and our quarterly payments are fixed as to amount and period through the year.

Note 9, Convertible Preferred Stock, page 54

7.               The Note 9 you reference erroneously states that “No dividends are payable on the convertible preferred shares.” We will correct this disclosure on all future filings. The Series C Convertible Preferred Stock issued in the exchange offer disclosed in note 27 on page 65 also participates in dividends with common stock. Neither the Series B nor the Series C preferred stock are paid dividends other than the rights to participate with the common stock. Both the Series B and the Series C convertible preferred stock issues have now been converted into common stock. The Company has never paid a dividend to its common or preferred stockholders.

Since there are no dividends specifically applicable to the preferred stock, all earnings are available to the common stock as required under FAS 128 and EITF 03-6 for presenting per share amounts.

Note 15, Segment Information, page 60

8.               The specific products and services offered by our three business segments, SPACEHAB Flight Services, Astrotech and SPACEHAB Government Services, are discussed in Note 1 and Note 15 of our financial statements. These disclosures, particularly in Note 1 include disclosure of services, customers and facilities. We include a more comprehensive discussion of our Business Units in Item 1 on page 2 of our Form 10-K. In response to your observation regarding paragraph 37 of FAS 131, on future filings we will enhance the disclosure discussion in the footnotes to our financial statements reflecting on segment information.

9.               Our Flight Services segment provides specific assets and payload processing facilities in support of U.S. space shuttle missions. The specific assets consist of habitable space modules that fit into the bay of the space shuttle to provide cargo and research capability along with living and work quarters for astronauts while in orbit. The Flight Services segment operates a payload processing facility outside of Cape Canaveral Air Force Base, Florida. Our SPACEHAB Flight Services is human spaceflight based and our payload processing includes stowage and configuration of cargo, astronaut training, and use of our proprietary space assets. The payload processing facility was sold in 2005 and is currently leased back from the owner and supports continuing space shuttle activities and several sub-tenants. In our fiscal year 2007, we recorded an impairment for our modules and other space shuttle supporting assets, reducing the net asset value.

Although our Astrotech segment provides payload processing facilities, these facilities are specifically designed to support satellite and related operations and are not used in our Fight Services space shuttle operations. The Astrotech facilities are located outside of Kennedy Space Center, Florida and Vandenberg Air Force Base, California. As discussed previously, the Astrotech segment assets consist of significant long-lived buildings and related assets expected to provide service well beyond the life of the U.S. space shuttle program.

Our Government Services segment provides personnel who work at facilities provided by Johnson Space Center or other contractors in Houston, Texas and who utilize equipment and infrastructure supplied by the customer, NASA.

Our physical assets are directly assigned to the segment that utilizes them, except for those included in the “other” category, which consist of office equipment and furniture in our leased corporate offices. The payload process facilities used by our Flight Services segment and our Astrotech segment are located some miles apart and are of significantly different design and construction intended for their different purposes, space shuttle module operations versus commercial satellite processing.

Note 19, Bond Exchange – Senior Convertible Notes, page 62

10.         In our November 2005 Bond Exchange, we offered to exchange 8% subordinated convertible notes due October 2007 and convertible into common stock at $13.625 per share into 5.5% senior convertible notes due October 2010 and convertible into common stock at $1.50 per share. We accepted $52,944,000 principle amount of our notes for exchange into the new notes, leaving $10,306,000 of our original issue of 8% subordinated convertible notes outstanding and due October 2007. The two issues differed in term, interest rate, conversion ratio and seniority. Based on these factors, in applying EITF 96-19, we determined that the two issues were substantially different and that a debt extinguishment occurred. Accordingly, we recognized as expense all deferred financing costs relative to the portion of the notes received in the exchange and we capitalized as deferred financing costs those costs of the new notes issued relative to the exchange, to be amortized over the life of the new issue notes using the effective interest method.

Note 27, Subsequent Events, page 65

Tender Offer, page 65

11.         In October 2005, we completed a tender offer for the exchange of $46,083,000 principle amount of the $52,944,000 in principle amount of our “Senior” notes (those notes described above as the 5.5% notes due October 2010) and $7,439,000 principle amount of the $10,306,000 in principle amount of our “Junior” notes (the remaining 8% notes due October 2007) for common stock and convertible preferred stock. We do not provide the accounting treatment of the transaction in our Form 10-K for fiscal year 2007; however, we provide a pro-forma disclosure in our Form 10-Q for our first quarter of fiscal year 2008 ended September 30, 2007. In that later filing, we relied upon APB 26 in determining value of the common stock given in exchange for outstanding notes at the fair market value of the common stock at the time of completion of the transaction. Also in accordance with APB 26, we recognized, on a pro forma basis, gain on the transaction as the net of the difference in the lower fair market value of the common stock given in exchange from the principle amount of the notes tendered, less deferred financing costs and other costs of the transaction, including accrued interest. After the exchange, $2,867,000 principle amount of our Junior notes remained outstanding and maturing in October 2007, and were in fact redeemed at par upon maturity, and $6,861,000 principle amount of our Senior notes outstanding and maturing in October 2010.

We trust that the above information and explanation is sufficient to respond to and answer the issues raised in your above referenced letter. If you require any additional explanation or supporting information, we, of course, will reply as fully and as expediently as possible.

We recognize that the company is responsible for the adequacy and accuracy of the disclosures in our filings with the Securities and Exchange Commission. We further recognize that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings and that the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any requests for further information or explanation to the undersigned.

Sincerely yours,

/s/ Brian K. Harrington
Brian K. Harrington
Chief Financial Officer
713-558-5126